ORIGINAL

09012000

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

SEC Mail Processing Section
JUN 29 2009
Washington, DC
120

Commission file number: 0-19345

A. Full title of the Plan:

ESB Financial Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ESB Financial Corporation
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the ESB Financial Corporation Retirement Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007

Notes to Financial Statements

Supplemental Schedule

ESB Financial Corporation Retirement Savings Plan

Financial Statements and Schedules

Years ended December 31, 2008 and 2007

Contents

0403-0526556

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
ESB Financial Corporation
Ellwood City, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of ESB Financial Corporation Retirement Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ESB Financial Corporation Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of (1) Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008, and (2) Schedule H, line 4j – Schedule of Reportable Transactions as of or for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.R. Snodgrass, A.C.

Wexford, PA
June 24, 2009

S.R. Snodgrass, A.C. • 2100 Corporate Drive, Suite 400 • Wexford, Pennsylvania 15090-7647 • Phone: (724) 934-0344 • Facsmile: (724) 934-0345

ESB Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31 2008	December 31 2007
Assets		
Contributions receivable	$ 37,529	$ 31,894
Investments	9,533,445	10,695,563
Loans to participants	186,885	216,219
Total assets	9,757,859	10,943,676
Liabilities		
Excess contributions payable	7,848	6,672
Net assets available for benefits	$ 9,750,011	$ 10,937,004

See accompanying notes.

ESB Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31	
	2008	2007
Additions		
Investment income:		
Net depreciation in fair value of investments	$ (2,371,906)	$ (433,550)
Dividends and interest income	499,583	622,939
Total investment income	(1,872,323)	189,389
Contributions:		
Employer	243,514	252,529
Participant	546,121	569,816
Employee rollovers	1,598	816
Rollovers from ESOP	48,706	83,306
Total contributions	839,939	906,467
Total additions	(1,032,384)	1,095,856
Deductions		
Distributions to participants	(139,144)	(572,187)
Excess contribution payable	(7,848)	(6,672)
Other expenses	(7,617)	(6,494)
Total deductions	(154,609)	(585,353)
Net increase (decrease)	(1,186,993)	510,503
Net assets available for benefits:		
Beginning of year	10,937,004	10,426,501
End of year	$ 9,750,011	$ 10,937,004

See accompanying notes.

1. Description of Plan

The following description of the ESB Financial Corporation (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of ESB Financial Corporation (the "Company") who elect to participate in the plan. In December 2007, Great West Retirement Services assumed record keeping responsibilities and Orchard Trust Company LLC was appointed as Plan Trustee. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Each year, participants may voluntarily contribute the lesser of $15,500 or 100% of their eligible earnings to the Plan, subject to annual limitations established by the Internal Revenue Service. Employees 50 years of age or older may annually contribute an additional $5,000 catch up contribution. The Company makes a maximum matching contribution of 100 percent of the first 1.0 percent and 50 percent of the next 5.0 percent of a participant's salary deferral contribution at the end of each pay period. The amount of matching contributions is a discretionary percentage determined by the Board of Directors and may be changed from time to time. Participants are eligible to receive a matching contribution subject to a vesting schedule, and may change their contribution rate or discontinue their contribution at any time. Employer contributions are invested in the ESB Financial Corporation (ESBF) Common Stock Fund. Employees have the ability to diversify the employer match from the ESBF Common Stock Fund to one of the plan's other investment options. During 2008 and 2007, contributions also included a converted amount from the Company's Employee Owned Stock Plan (ESOP). The Company's ESOP is required to offer eligible participants the opportunity to diversify the Company stock to other investments. As such, $48,706 and $83,306 was transferred from the Company's ESOP to the Company's Retirement Savings Plan in the years 2008 and 2007, respectively.

Investments

Investments are reflected at the current value and include: a common collective trust, mutual funds and an employer stock fund. The market value of these accounts represent net asset values of investments held as of the end of plan year plus the value of any dividends and capital gains distributions not yet reinvested. Investment transactions are accounted for on the trade-date basis.

Forfeitures

Forfeitures of matching contributions amounted to $5,997 and $5,154 during 2008 and 2007, respectively. Forfeitures were used to offset administrative expenses.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer's contributions and investment earnings. Allocations of employer matching contributions and plan earnings are based on individual participant contributions and participant account balances, respectively.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and related investment earnings thereon is based on years of continuous service. Eligible service is defined as 1,000 hours of service within a plan year.

1. Description of Plan (continued)

The vesting schedule is as follows:

Years of Service	Vesting Percent
Under 2 years	0% vested
2 but less than 3 years	25% vested
3 but less than 4 years	50% vested
4 but less than 5 years	75% vested
After 5 years	100% vested

Benefit Payments

Participants or their beneficiaries are permitted to withdraw any portion of their vested account due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of employment. These withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan. Nonvested company contributions are forfeited for participants who terminate employment.

Loans to Participants

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot exceed the lesser of $50,000 reduced by the excess of the highest outstanding loan balance in the prior 12 months over the outstanding loan balance on the date the loan is made, or one-half of a participant's total vested account balance. The loans bear interest at rates determined by the Plan Administrator, generally at the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the interest of all participants in the plan assets will become fully vested, and the Plan Administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interest of the participants.

2. Summary of Significant Accounting Policies

General

The accompanying financial statements have been prepared on the accrual basis of accounting, except for distributions which are recorded when paid by the trustee.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Income

Interest income from investments and loans to participants are recorded on an accrual basis. Dividend income from both the Company Common Stock Fund and the managed funds are recorded on the ex-dividend date.

Unit Value

The interest of each participant in the various funds is represented by units allocated to his/her account. The unit value is computed by dividing the number of units into the aggregate market value of the individual funds.

Contributions

Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Administrative expenses of the Plan are paid for by the Company or through forfeitures of matching contributions. Administrative expenses include fees for recordkeeping, compliance testing, employee communication services, Form 5500 preparation services, benefit processing services, trust services, and document preparation and amendment services.

3. Investments

All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2008 and 2007, and interest and dividend income and net depreciation in fair value of investments for the years ended December 31, 2008 and 2007, were obtained or derived from information supplied to the Plan Administrator.

For the years ended December 31, 2008 and 2007, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2008		
	Current Value		Net Realized/ Unrealized Appreciation (Depreciation)
Investments at fair value as determined by quoted market price:			
Participant-directed investments:			
Putnam Stable Value Fund	$ 2,249,995	*	$ -
Pimco Total Return Fund	483,880	*	(25,244)
Franklin Income Fund	708,947	*	(384,746)
Franklin Equity Income	-		(108,181)
FT Conservative Target	229,185		(44,301)
Mutual Discovery Fund	493,160	*	(209,541)
FRK Real Estate	259,130		(177,366)
FT Moderate Target Fund	598,549	*	(200,258)
Mutual Shares Fund	549,179	*	(354,797)
Templeton Foreign Fund	252,116		(292,932)
Franklin Small Cap Value	352,826		(170,244)
FRK Capital Growth Fund	533,499	*	(309,671)
FT Growth Target Fund	332,785		(182,747)
American Funds Invest Co of America R2	224,237		(62,840)
ESB Financial Corporation Common Stock Fund	440,885		29,791
	7,708,373		(2,493,077)
Non-participant-directed investments:			
ESB Financial Corporation Common Stock Fund	1,825,072	*	121,171
	$ 9,533,445		$ (2,371,906)

* Fair value of investment represents 5% or more of the Plan's net assets

	2007			
	Current Value		Net Realized/ Unrealized Appreciation (Depreciation)	
Investments at fair value as determined by quoted market price:				
Participant-directed investments:				
FRK Stable Value	$ 1,877,517	*	$	-
Pimco Total Return Fund	474,603			15,098
Franklin Income Fund	1,047,431	*		(32,777)
Franklin Equity Income	418,531			(41,509)
FT Conservative Target	210,355			1,012
Mutual Discovery Fund	662,071	*		39,593
FRK Real Estate	412,628			(200,623)
FT Moderate Target Fund	719,891	*		8,983
Mutual Shares Fund	863,363	*		(24,497)
Templeton Foreign Fund	430,787			(30,795)
Franklin Small Cap Value	498,016	*		(36,624)
FRK Capital Growth Fund	782,662	*		36,285
FT Growth Target Fund	491,696	*		9,715
ESB Financial Corporation Common Stock Fund	368,267			(36,536)
	9,257,818			(292,675)
Non-participant-directed investments:				
ESB Financial Corporation Common Stock Fund	1,437,745	*		(140,875)
	$ 10,695,563		$	(433,550)

* Fair value of investment represents 5% or more of the Plan's net assets

Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	Years ended December 31, 2008	2007
Beginning Balance	$ 1,437,745	$ 1,366,448
Change in net assets:		
Contributions	256,763	256,815
Transfers	(20,448)	(26,168)
Dividends/Interest	61,246	52,181
Net appreciation (depreciation) in fair value of investment	121,171	(140,875)
Distributions to participants	(31,404)	(70,655)
Other expenses	(1)	0
Ending Balance	$ 1,825,072	$ 1,437,745

4. Parties-in-Interest

The Plan Sponsor (the Company) controls and manages the operation and administration of the Plan. The trustee (Orchard Trust Company LLC) is the custodian for the ESBF common stock. Certain administrative costs, legal and accounting fees are paid by the Plan Sponsor, in 2008 and 2007 those fees totaled approximately $10,061 and $6,800.

At December 31, 2008 and 2007, the Plan held an aggregate of 210,989 and 180,600 shares of ESB Financial Corporation common stock valued at $2,265,957 and $1,806,012, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

6. Fair Value Measurements

Effective January 1, 2008, the Plan adopted SFAS No. 157, which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value. SFAS No. 157 establishes a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels defined by SFAS No. 157 hierarchy are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the Plan's assets at their fair value on a recurring basis as of December 31, 2008 by level within the fair value hierarchy. As required by SFAS No. 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2008			
	Level I	Level II	Level III	Total
Assets:				
Mutual Funds	$7,267,488	$ -	$ -	$7,267,488
Common Stocks	$2,265,957	$ -	$ -	$2,265,957
Participant Loans	$ -	$ -	$ 186,885	$ 186,885
Total assets at fair value	$9,533,445	$ -	$ 186,885	$9,720,330

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: Valued at the net asset value ('NAV') of shares held by the plan at year end.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans: Valued at amortized cost, which approximates fair value.

The following table sets forth a summary of changes in the fair value of the Plan's Level III assets for the year ended December 31, 2008.

Fair Value Measurements Using Significant Unobservable Inputs (Level III)

	Participant Loans
Beginning balance January 1, 2008	$216,219
Total net realized/unrealized gains (losses)	
Included in earnings:	
Interest income on securities	-
Net realized gain (loss) on securities available for sale	-
Included in other comprehensive income	-
Transfers in and/or out of Level III	-
Purchases, issuances and settlements	(29,334)
Ending balance, December 31, 2008	$186,885

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments,* requires the Plan to disclose the estimated fair value of its financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in ESB Financial Corporation Retirement Savings Plan, contributions receivable, and loans to participants would be considered financial instruments. At December 31, 2008 and 2007, the carrying amounts of these financial instruments approximate fair value.

ESB Financial Corporation Retirement Savings Plan
EIN: 25-1659846 Plan Number: 002
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
Putnam Stable Value	Common collective trust	$ 2,249,995	$ 2,249,995
Pimco Total Return Fund	Mutual fund	503,145	483,880
Franklin Income Fund	Mutual fund	1,007,221	708,947
FT Conservative Target	Mutual fund	261,037	229,185
Mutual Discovery Fund	Mutual fund	554,277	493,160
Franklin Real Estate Securities Fund	Mutual fund	541,847	259,130
FT Moderate Target Fund	Mutual fund	683,038	598,549
Mutual Shares Fund	Mutual fund	771,711	549,179
Templeton Foreign Fund	Mutual fund	525,132	252,116
Franklin Small Cap Value	Mutual fund	459,221	352,826
FRK Capital Growth Fund	Mutual fund	684,781	533,499
FT Growth Target Fund	Mutual fund	407,576	332,785
American Funds Invest Co of America	Mutual fund	285,321	224,237
ESB Financial Corporation:			
Common stock*	210,989 shares	2,435,038	2,265,957
Participant loans*	Interest rates range from 4.00% to 8.25% and have maturity dates through 2022	186,885	186,885

*—Party-in-interest to the Plan

ESB Financial Corporation Retirement Savings Plan
EIN 25-1659846 Plan Number: 002
Schedule H, Line 4j- Schedule of Reportable Transactions

December 31, 2008

Description of Assets	Purchases	Sales	Assets Sold	(Loss)
Type (i)Transactions - a single transaction in excess of 5 percent of the fair value of Plan assets				
FRK Stable Value	$ -	$ 1,960,283	$ 1,960,283	$ -
Putnam Stable Value Fund	1,960,568			

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

June 29, 2009

By: ______________________

John T. Stunda
Senior Vice President of Human Resources

INDEX TO EXHIBITS

Number	Description
23.1	Consent of S.R. Snodgrass, A.C., Independent Registered Accounting Firm.

Exhibit 23.1

Consent of S.R. Snodgrass A.C., Independent Registered Accounting Firm

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement (No. 333-95725) on Form S-8 of ESB Financial Corporation Retirement Savings Plan of our report dated June 24, 2009, relating to the financial statements and supplemental schedules of the ESB Financial Corporation Retirement Savings Plan, which appears in this Annual Report of Form 11-K of ESB Financial Corporation Retirement Savings Plan for the year ended December 31, 2008.

S.R. Snodgrass, A.C.

Wexford, PA
June 29, 2009